                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                         ____________________________
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 3)*

                         ____________________________
                        HEARST-ARGYLE TELEVISION, INC.
                               (Name of Issuer)

                             SERIES A COMMON STOCK
                        (Title of Class of Securities)

                                  422317 10 7
                                (CUSIP Number)
                         ____________________________
                              JODIE W. KING, ESQ.
                            THE HEARST CORPORATION
                               959 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                                (212) 649-2025


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                         ____________________________

                                   COPY TO:
                             Steven A. Hobbs, Esq.
                                Rogers & Wells
                                200 Park Avenue
                           New York, New York 10166
                                (212) 878-8000
                         ____________________________

                               DECEMBER 30, 1997
            (Date of Event which Requires Filing of this Statement)

_______________________________________________________________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.
<square>

Check the following box if a fee is being paid with this statement <square> (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
_______________________________________________________________________________

CUSIP No. 422317 10 7           13D

      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                HEARST BROADCASTING, INC.

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a)<square>
                                                       (b)<square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS
                                OO (see item 3)

      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                          <square>

      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                             DELAWARE

                        7.       SOLE VOTING POWER

    NUMBER OF

     SHARES

   BENEFICIALLY

     OWNED BY

       EACH              8.      SHARED VOTING POWER
                                        41,298,648
    REPORTING

   PERSON WITH           9.       SOLE DISPOSITIVE POWER

                        10.      SHARED DISPOSITIVE POWER
                                        41,298,648

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               41,298,648
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                            <square>

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 76.7% (Based on a total of 53,821,852 shares, representing the estimated number of shares outstanding after giving effect to the transactions disclosed herein and the recent offering of Series A Common Stock.)

    14.      TYPE OF REPORTING PERSON
                               CO

CUSIP No. 422317 10 7           13D

      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                THE HEARST CORPORATION

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a)<square>
                                                       (b)<square>
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS
                                OO (see item 3)
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                          <square>

      6.      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                             DELAWARE



                         7.       SOLE VOTING POWER

    NUMBER OF

     SHARES

  BENEFICIALLY

    OWNED BY

      EACH               8.       SHARED VOTING POWER
                                         41,298,648
    REPORTING

   PERSON WITH           9.       SOLE DISPOSITIVE POWER

                        10.      SHARED DISPOSITIVE POWER
                                         41,298,648

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               41,298,648

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                             <square>

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    76.7% (Based on a total of 53,821,852 shares, representing the estimated number of shares outstanding after giving effect to the transactions disclosed herein and the recent offering of Series A Common Stock.)

    14.      TYPE OF REPORTING PERSON
                               CO

CUSIP No. 422317 10 7           13D



      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                THE HEARST FAMILY TRUST

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)<square>
                                                  (b)<square>

      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS
                                OO (see item 3)
      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     <square>

      6.       CITIZENSHIP OR PLACE OR ORGANIZATION

                                   DELAWARE


                          7.       SOLE VOTING POWER

    NUMBER OF

     SHARES

  BENEFICIALLY

    OWNED BY

      EACH                8.       SHARED VOTING POWER

    REPORTING                           41,298,648

   PERSON WITH
                          9.       SOLE DISPOSITIVE POWER

                         10.      SHARED DISPOSITIVE POWER

                                        41,298,648

 11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               41,298,648

 12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                            <square>

 13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                76.7% (Based on a total of 53,821,852 shares, representing the estimated number of shares outstanding after giving effect to the transactions disclosed herein and the recent offering of Series A Common Stock.)

 14.      TYPE OF REPORTING PERSON
                               CO

                             SCHEDULE 13D


     This Amendment No. 3, which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock") of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst and Hearst Broadcasting, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").


ITEM 2.    IDENTITY AND BACKGROUND.

     (a)-(c) This Schedule 13D is being filed by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst and Hearst Broadcasting, the "Reporting Persons"). The agreement between the Reporting Persons relating to the joint filing of this schedule is attached as Exhibit 7.14 hereto.

     Hearst and its various subsidiaries represent one of the world's largest diversified communications companies, with interests in newspaper, magazine, book, and business publishing, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding
common  stock  is owned by the  Trust.   Hearst's  principal  executive offices
are located at, and the address of the Trust is, 959 Eighth Avenue, New York, New York 10019.

     Hearst Broadcasting is a Delaware corporation and a wholly-owned subsidiary of Hearst and is principally engaged in the broadcasting industry. Hearst Broadcasting's principal executive offices are located at 959 Eighth Avenue, New York, New York 10019.

     Schedule I hereto sets forth the name, business address and present principal occupation or employment and address of any corporation or other organization in which such employment is conducted, for each of Hearst's and Hearst Broadcasting's directors and executive officers and the Trustees of the Trust.

     (d)-(e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Schedule I hereto sets forth the citizenship of each of Hearst and Hearst's Broadcasting's directors and executive officers.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    As described in Amendment No. 2 to this statement on Schedule 13D, Hearst received one million shares of the Issuer's Series B Common Stock in connection with certain transactions described below with respect to Hearst's transfer to the Issuer of certain pension assets. In addition, Hearst received 1,687,646 shares of the Issuer's Series B Common Stock in connection with a post-merger working capital adjustment (as described below). Thereafter, Hearst contributed all of the Issuer's Series B Common Stock owned by Hearst to Hearst Broadcasting in connection with a Hearst internal corporate reorganization which became effective on December 31, 1997.

ITEM 4.    PURPOSE OF THE TRANSACTION.

     On December 30, 1997, pursuant to an Agreement, dated August 29, 1997 (previously filed as Exhibit 7.12), the Issuer issued one million of its Series B Common Stock to Hearst.

     In addition, on December 30, 1997, pursuant to Section 4.01 of the Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997 (previously filed as Exhibit 7.11), the Issuer issued 1,687,646 shares of its Series B Common Stock to Hearst in connection with the post-merger working capital adjustment.

     On December 31, 1997, in connection with a Hearst internal corporate reorganization, Hearst contributed all of the Series B Common Stock of the Issuer held by Hearst to its wholly-owned subsidiary Hearst Broadcasting.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) As of December 31, 1997, the Reporting Persons owned no shares of Series A Common Stock of the Issuer. Each share of Series B Common Stock of the Issuer is, however, immediately convertible into one share of Series A
Common Stock of  the  Issuer.   Therefore,  the 41,298,648 shares of Series B
Common Stock owned by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst and the Trust are deemed to have beneficial ownership of
each of the 41,298,648 converted shares  (the  "Securities").   The Trust, as
the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 76.7% of the shares of Series A Common Stock outstanding of the Issuer, based on the estimated number of outstanding shares as of the date hereof and the Reporting Persons' shares subject to conversion privileges, on a fully diluted basis.

     (e) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit 7.14  Joint Filing  Agreement,  dated  January 5, 1998, between The
                Hearst  Corporation,  The  Hearst  Family   Trust   and  Hearst
                Broadcasting, Inc. relating to the filing of a joint statement on Schedule 13D.

                              SCHEDULE I


                       INFORMATION REGARDING THE
              DIRECTORS AND EXECUTIVE OFFICERS OF HEARST


Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Hearst and Hearst Broadcasting. Unless otherwise indicated, each person identified below is employed by Hearst or one of its wholly-owned subsidiaries. The principal business address of Hearst, Hearst Broadcasting, the Trust and, unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. Trustees of the Trust are identified by an asterisk. Unless otherwise indicated, all persons identified below are United States citizens.

NAME                                          PRESENT OFFICE/PRINCIPAL
                                              OCCUPATION OR EMPLOYMENT
HEARST
George R. Hearst, Jr.*                        Chairman  of  the  Board,  Chairman  of Executive Committee,
                                              Director

Frank A. Bennack, Jr.*                        President and Chief Executive Officer, Director

Gilbert C. Maurer*                            Executive   Vice  President  and  Chief  Operating  Officer,
                                              Director

Victor F. Ganzi*                              Executive Vice President and Chief Financial Officer,
                                              Director

John G. Conomikes*                            Vice President, Director

George B. Irish                               Vice President, Director


Raymond E. Joslin                             Vice President, Director

Cathleen P. Black                             Director; President: Hearst Magazines Division

Millicent H. Boudjakdji*                      Director

K. Robert Brink                               Director;   Executive   Vice   President:  Hearst  Magazines
                                              Division - Hearst Communications, Inc.

Amory J. Cooke                                Director; Vice President: Sunical Land & Livestock Division,
                                              The Hearst Corporation(1)

Phoebe Hearst Cooke(2)                        Director

Richard E. Deems*(2)                          Director

Austin Hearst                                 Director;  Vice President: Hearst Entertainment Distribution
                                              Division, Hearst Entertainment, Inc.(3)

John R. Hearst, Jr.*                          Director

Randolph A. Hearst*                           Director

William R. Hearst, III*                       Director; Partner: Kleiner, Perkins, Caufield & Byers(4)

Harvey L. Lipton*(2)                          Director

Terence G. Mansfield(5)                       Director;  Managing  Director:  The  National  Magazine Co.,
                                              Ltd.(6)

Mark F. Miller*                               Director;   Executive   Vice   President:  Hearst  Magazines
                                              Division - Hearst Communications, Inc.

Raymond J. Petersen*                          Director;   Executive   Vice   President:  Hearst  Magazines
                                              Division - Hearst Communications, Inc.

Virginia H. Randt                             Director

James M. Asher                                Vice President, Chief Legal and Development Officer

Lee J. Guittar                                Vice  President (7)

Thomas J. Hughes                              Vice President and Controller

Jodie W. King                                 Vice President and Secretary

Edwin A. Lewis                                Vice President and Treasurer

Bruce L. Paisner                              Vice President (3)

Alfred C. Sikes                               Vice President

Jonathan E. Thackeray                         Vice President and General Counsel


HEARST BROADCASTING

John G. Conomikes                             President, Director

Victor F. Ganzi                               Vice President, Director

David J. Barrett                              Director

Frank A. Bennack, Jr.                         Director

George R. Hearst, Jr.                         Director

William R. Hearst, III                        Director

Gilbert C. Maurer                             Director

Virginia H. Randt                             Director

---------------------
(1)  #5 Third Street
     200 Hearst Building
     San Francisco, CA 94103

(2)  Self-employed or retired

(3)  235 E. 45th Street
     New York, NY 10017

(4)  2750 Sand Hill Road
     Menlo Park, CA 94025

(5)  U.K. Citizen

(6)  National Magazine House
     72 Broadwick Street
     London, England  NIV 2BP

(7)  110 Fifth Street
     San Francisco, CA  94109

                               SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 5, 1998



                                  HEARST BROADCASTING, INC.


                                  By:/s/ Victor F. Ganzi
                                     _______________________
                                      Name:  Victor F. Ganzi
                                      Title:  Vice President

                               SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 5, 1998



                                  THE HEARST CORPORATION


                                  By: /s/ Jodie W. King
                                     ________________________________
                                      Name:  Jodie W. King
                                      Title:  Vice President

                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 5, 1998



                                  THE HEARST FAMILY TRUST


                                  By: /s/ Victor F. Ganzi
                                     ______________________________
                                      Name:  Victor F. Ganzi
                                      Title:  Trustee

                             EXHIBIT INDEX


EXHIBIT NO.                      DESCRIPTION

Exhibit 7.14 Joint Filing Agreement, dated January  5, 1998, between The Hearst
             Corporation, The Hearst Family Trust and Hearst Broadcasting, Inc. relating to the filing of a joint statement on Schedule 13D.

                             EXHIBIT 7.14


                        JOINT FILING AGREEMENT


     We, the signatories of the statement on Schedule 13D to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.


Dated: January 5, 1998


                                 THE HEARST CORPORATION


                                 By: /s/ Jodie W. King
                                     ______________________________
                                      Name: Jodie W. King
                                      Title: Vice President


                                 THE HEARST FAMILY TRUST


                                 By: /s/ Victor F. Ganzi
                                     ______________________________
                                      Name: Victor F. Ganzi
                                      Title: Trustee


                                 HEARST BROADCASTING, INC.


                                 By: /s/ Victor F. Ganzi
                                     ______________________________
                                      Name: Victor F. Ganzi
                                      Title: Vice President